August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (816) 435-8630

Thomas A. McDonnell
Chief Executive Officer
DST Systems, Inc.
333 West 11th Street
Kansas City, Missouri 64105

> **Re: DST Systems, Inc.**
> **Definitive 14A**
> **Filed March 15, 2007**
> **File No. 001-14036**

Dear McDonnell:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Related Person Transaction Procedures, page 18

1. Pursuant to Item 404(b)(1)(iv) of Regulation S-K, please include a statement of whether your policies and procedures relating to the approval of related party transaction are in writing and, if not, how they are evidenced. See also Section V.B. of Commission Release 33-8732A.

Compensation Discussion and Analysis, page 25
General

2. Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide appropriate required information. For example, it is not clear (i) how you determine the amount (and, where applicable, the formula) for each element of executive compensation or (ii) how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi). In addition, Item 402(b)(2) of Regulation S-K sets forth examples of material information that could be appropriate for discussion in compensation discussion and analysis. To this extent, it is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in this disclosure guideline. We specifically refer you to the examples set forth in Item 402(b)(2)(iv)-(viii), (x), and (xii)-(xiii). Please give appropriate consideration to how these topics are applicable to your executive compensation program.

3. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. We note the disparity between Mr. McDonnell's compensation and that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis. Similar consideration should be given to Mr. McCullough's compensation as compared to the other named executive officers.

Consultant/Management Support to the Committee, page 25

4. With respect to the engagement of Deloitte Consulting, LLC, please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K. To this extent, be more specific about the nature and scope of their assignment and the material elements of the instructions given to them. Provide more specificity with respect to the data reviewed and the components of compensation packages recommended.

5. We note that Deloitte provided the Committee with general industry survey data from comparably sized companies in addition to your peer group. If you benchmarked any

element of your compensation against these companies, please identify these companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Incentive Program Compensation, page 29

6. Please provide quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the targets or provide a detailed supplemental analysis supporting your conclusion that disclosure of targets is not required because it would result in competitive harm such that you may exclude it under Instruction 4 to Item 402(b) of Regulation S-K. Please note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Here, please include appropriate disclosure that addresses the relationship between historical and future achievement and discussion of the extent to which the Committee set the incentive parameters based upon a probability that the performance objectives would be achieved. See Instruction 4 to Item 402(b) of Regulation S-K.

Post-Termination and Retirement Benefits, page 31

7. Please describe and explain how the appropriate payment and benefit amounts are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Item 402(j)(3) of Regulation S-K.

Outstanding Equity Awards At Fiscal Year-End, page 43

8. Pursuant to Instruction 2 to Item 402(f), you are required to provide footnote disclosure of the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal year end.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

Thomas A. McDonnell
DST Systems, Inc.
August 21, 2007
Page 4

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Attorney Advisor